UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)
             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                              SYMBOLLON CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    87151H106
                                 (CUSIP Number)

                                 January 1, 2001
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is field:

|_|      Rule 13d-1(b)
|X|      Rule 13d-1(c)
|_|      Rule 13d-1(d)


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                                  SCHEDULE 13G


CUSIP No. 87151H106                                            Page 2 of 5 Pages



1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Richard P. Morgenstern - S.S. No. 065 40 5864

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)|_|
                                                                          (b)|_|
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

  Number of         5        SOLE VOTING POWER           355,000 shares
   Shares
Beneficially        6        SHARED VOTING POWER         290,000 shares
  Owned by
    Each            7        SOLE DISPOSITIVE POWER      355,000 shares
  Reporting
   Person           8        SHARED DISPOSITIVE POWER    290,000 shares
    With

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     645,000

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*       |_|

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     17.3981%

12   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7


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CUSIP No. 87151H106                                            Page 3 of 5 Pages

                                   ATTACHMENT

Item 1(a).  Name of Issuer

            Symbollon Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices

            37 Loring Drive, Farmingham, MA 01702

Item 2(a).  Name of Person Filing

            Richard P. Morgenstern

Item 2(b).  Address of Principal Business Office or, if None, Residence

            471 Parkwood Drive, Los Angeles, California 90077

Item 2(c).  Citizenship

            See response to Number 4 on page 2.

Item 2(d).  Title of Class of Securities

            Class A Common Stock, par value $.001 per share

Item 2(e).  CUSIP No.

            87151H106

Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing Is a

              (a) [ ]   Broker or Dealer registered under Section 15 of the Act

              (b) [ ]   Bank as defined in section 3(a)(6) of the Act

              (c) [ ]   Insurance  Company as defined in Section 3(a)(19) of the
                        Act

              (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

              (e) [ ] Investment Adviser registered in accordance with Rule 13d-1(b)(1)(ii)(e);



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CUSIP No. 87151H106                                            Page 4 of 5 Pages


              (f) [ ] Employee Benefit Plan,  Pension  fund which is subject  to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1 (b)(1)(ii)(F)

              (g) [ ] Parent Holding  Company, in accordance with Rule  13d-1(b)
                  (ii)(G) (Note: See Item 7)

              (h) [ ] A  savings  association as  defined in Section 3(b) of the
                  Federal Deposit Investment Act.

              (i) [ ] A church  plan that is excluded from the  definition of an investment company under Section 3(c)(14) of the Investment Company Act;

              (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

          If this Statement is filed pursuant to Rule 13d-1(c), check this box [X].

Item 4.  Ownership

       Provide  the  following   information  regarding  the  aggregate   number
     aggregate   number  and  percentage  of  the class  of  securities  of  the issuer identified in Item 1.

     (a) Amount beneficially owned: 120,000 shares of Class A Common Stock are registered in the name of Richard P.

          Morgenstern Living Trust; 90,000 shares of Class A Common Stock are registered in the name of the Alan S. Morgenstern 1994 Trust; 90,000 shares of Class A Common Stock are registered in the name of Carol E. Morgenstern; 60,000 shares of Class A Common Stock are registered in the name of Pure Holdings, L.P.; 10,000 shares of Class A Common Stock are registered in the name of Star Investments, L.P.; 55,000 shares of Class A Common Stock are held by Richard P. Morgenstern as custodian for Michael Morgenstern; 55,000 shares of Class A Common Stock are held by Richard P. Morgenstern as custodian for David Morgenstern; 55,000 shares of Class A Common Stock are held by Richard P. Morgenstern as custodian for Sari Morgenstern; 55,000 shares of Class A Common Stock are held by Carol E. Morgenstern as custodian for Michael Kaufman; and 55,000 shares of Class A Common Stock are held by Carol E. Morgenstern as custodian for Amalia Kaufman.

     (b)  Percent of class: 17.3981%

     (c)  Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote.   355,000 shares

         (ii)  Shared power to vote or to direct the vote.  290,000 shares.

         (iii) Sole power to dispose or to direct the disposition of 355,000 shares.


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CUSIP No. 87151H106                                            Page 5 of 5 Pages


         (iv) Shared power to dispose or to direct the disposition of 290,000 shares.

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

                  None.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable.

Item 9.  Notice of Dissolution of Group

         Not Applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2001

                                                      /s/ Richard P. Morgenstern
                                                      Richard P. Morgenstern